Mail Stop 4561
Via Fax (650) 694-2101

June 16, 2009

Patricia S. Morris
CFO and Senior Vice President
SourceForge, Inc.
650 Castro Street, Suite 450
Mountain View, CA 94041

> **Re:** **SourceForge, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed October 14, 2008**
> **File No. 000-28369**

Dear Ms. Morris:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief